TEMPLETON DEVELOPING MARKETS TRUST

                               MULTIPLE CLASS PLAN



                  This Multiple Class Plan (the "Plan") has been adopted by a majority of the Board of Trustees of Templeton Developing Markets Trust (the "Trust"). The Board has determined that the Plan is in the best interests of each class of the Trust as a whole. The Plan sets forth the provisions relating to the establishment of multiple classes of shares of the Trust.

                  1. The Trust shall offer three classes of shares, to be known as Templeton Developing Markets Trust - Class I shares ("Class I Shares"), Templeton Developing Markets Trust - Class II shares ("Class II Shares") and
Templeton Developing Markets Trust - Advisor Class shares ("Advisor Class Shares").

                  2. Class I Shares shall carry a front-end sales charge ranging from 0% - 5.75%, and Class II Shares shall carry a front-end sales charge of 1.00%. Advisor Class Shares shall not be subject to any front-end sales charges.

                  3. Class I Shares shall not be subject to a contingent deferred sales charge ("CDSC") except in the following limited circumstances. On investments of $1 million or more, a contingent deferred sales charge of 1.00% of the lesser of the then-current net asset value or the original net asset value at the time of purchase applies to redemptions of those investments within the contingency period of 12 months from the calendar month following their purchase. The CDSC is waived in certain circumstances, as described in the Trust's prospectus.

                  Class II Shares redeemed within 18 months of their purchase shall be assessed a CDSC of 1.00% on the lesser of the then-current net asset value or the original net asset value at the time of purchase. The CDSC is waived in certain circumstances as described in the Trust's prospectus.

                  Advisor Class Shares shall not be subject to any CDSC.

                  4. The distribution plan adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, (the "Rule 12b-1 Plan") associated with the Class I Shares may be used to reimburse Franklin Templeton Distributors, Inc. (the "Distributor") or others for expenses incurred in the promotion and distribution of the Class I Shares. Such expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements, and other distribution-related expenses, including a prorated portion of the Distributor's overhead expenses attributable to the distribution of the Class I Shares, as well as any distribution or service fees paid to securities dealers or their firms or others who have executed a servicing agreement with the Trust for the Class I Shares, the Distributor or its affiliates.

                  The Rule 12b-1 Plan associated with the Class II Shares has two components. The first component is a shareholder servicing fee, to be paid to broker-dealers, banks, trust companies and others who provide personal assistance to shareholders in servicing their accounts. The second component is an asset-based sales charge to be retained by the Distributor during the first year after the sale of shares, and, in subsequent years, to be paid to dealers or retained by the Distributor to be used in the promotion and distribution of Class II Shares, in a manner similar to that described above for Class I Shares.

                  No Rule 12b-1 Plan has been adopted on behalf of the Advisor Class Shares, and therefore, the Advisor Class Shares shall not be subject to deductions relating to Rule 12b-1 fees.

                  The Rule 12b-1 Plans for the Class I and Class II Shares shall operate in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., Article III, section 26(d).

                  6. The only difference in expenses as between Class I, Class II and Advisor Class Shares shall relate to differences in the Rule 12b-1 plan expenses of each class, as described in any class' applicable Rule 12b-1 Plan.

                  7. There shall be no conversion features associated with the Class I, Class II and Advisor Class Shares.

                  8. Class I Shares of the Trust may only be exchanged for Class I Shares of any other fund or series in the Franklin Templeton Group and may not be exchanged into the Franklin Templeton Money Fund II of the Franklin Templeton Money Fund Trust. Class II Shares of the Trust may only be exchanged for Class II Shares of any other fund or series in the Franklin Templeton Group and may also be exchanged into the Franklin Templeton Money Fund II of the Franklin Templeton Money Fund Trust. Advisor Class Shares of the Trust may only be exchanged for Advisor Class Shares of any other fund or series in the Franklin Templeton Group, Class I Shares of any other fund or series in the Franklin Templeton Group that does not offer Advisor Class Shares, and Class Z shares of Franklin Mutual Series Fund, Inc.

                  9. Each class will vote separately with respect to any Rule 12b-1 Plan related to that class.

                  10. On an ongoing basis, the trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Trust for the existence of any material conflicts between the interests of the various classes of shares. The trustees, including a majority of the independent trustees, shall take such action as is reasonably necessary to eliminate any such conflict that may develop. The Trust's Investment Manager and Franklin Templeton Distributors, Inc. shall be responsible for alerting the Board to any material conflicts that arise.

                  11. All material amendments to this Plan must be approved by a majority of the trustees of the Trust, including a majority of the trustees who are not interested persons of the Trust.

may only be exchanged for Advisor Class Shares of any other fund or series in the Franklin Templeton Group (except Templeton Foreign Fund and Templeton Growth Fund, Inc.), Class Z of Mutual Series and Templeton Institutional Funds, Inc. (if certain investment requirements are met), and any of the Franklin Templeton money funds except Franklin Templeton Money Fund II. Advisor Class shares may be exchanged for Class I shares at Net Asset Value only if the other fund or series does not offer an Advisor Class.